UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20349


                          SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                      (Amendment No.  1)*

                       AMASYS CORPORATION
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                            023113103
                         (CUSIP Number)

                           Tepco Ltd.
                      Continental Building
                        25 Church Street
                     Hamilton HM12, Bermuda
                        Attn.:  President
                         (441) 295-1078

(Name,  Address, Telephone Number of Person Authorized to Receive
Notices and Communications)


                        November 16, 2006
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement
..   (A  fee is not required only if the filing person (1)  has  a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                 (Continued on following pages)
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                               SCHEDULE 13D

CUSIP No.  023113103

1  NAME OF FILING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Tepco Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(d)

6  CITIZENSHIP OR PLACE OR ORGANIZATION

   Bermuda

NUMBER OF SHARES BENFICIALLY OWNED BY EACH REPORTING PERSON
                    WITH

    7  SOLE VOTING POWER

         2,069,080

    8  SHARED VOTING POWER

         0

    9  SOLE DISPOSITIVE POWER

         2,069,080

   10  SHARED DISPOSITIVE POWER

         0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH FILING PERSON

   2,069,080

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       47.9%

14 TYPE OF FILING PERSON

       CO

     Item 5.       Interest in the Securities of the Issuer

           (a) and (b) The Issuer's total issued and outstanding capital stock comprises 4,319,210 shares of Common Stock, of which Tepco Ltd. ("Tepco") owns 2,069,080 shares, or 47.9% of the shares of such class.
           (c) Tepco's current ownership of shares of capital stock of the Issuer resulted from the following transactions with the Issuer.
           Pursuant to an agreement dated September 25, 2006 between the Issuer and Tepco, the Issuer from November 10 through 14, 2006, with effect as of September 25, 2006, redeemed 54,090 shares of Series A Preferred Stock of the Issuer ("Preferred Stock") owned by Tepco. In consideration therefor, the Issuer conveyed to Tepco a 98% interest in the outstanding principal of and accrued interest on the promissory note in favor of the
     Issuer made by Comtex News Network, Inc. ("Comtex") in the outstanding principal amount of $865,954 (which was recorded on the Issuer's financial records at $640,397) and (b) 2,109,810 shares of common stock of Comtex, which consideration also constituted payment and discharge of all outstanding dividends in respect of said shares of Preferred Stock.
          Pursuant to the same agreement, on November 16, 2006, with effect as of September 25, 2006, Tepco converted the remaining 137,939 shares of Preferred Stock it owned into 2,069,080 of Common Stock, which amount also constituted payment and discharge of all outstanding dividends in respect of said balance of shares of Preferred Stock.
          There have been no other transactions in the Issuer's Common Stock or Preferred Stock that were effected by or on behalf of Tepco Ltd. in the past 60 days.
          (d) Not applicable.
          (e) Not applicable.

     Item   6.  Contracts, Arrangements, Understandings or Relationships

              With Respect to Securities of the Issuer
           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in
     Item 2 and any other person with respect to any securities of the Issuer.

     Item 7.     Material To Be Filed As Exhibits

             Set forth below are all exhibits attached to this statement:
               Exhibit
                                 None

                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  November 16, 2006

     TEPCO LTD.


     By: /s/ Ian Gordon
     _____________________
           Ian Gordon
           President

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